Joint News Release

B2Gold Corp. and Calibre Mining Corp. Announce New Drill Results
Discover Significant Porphyry Style Gold and Copper Mineralization
at the Primavera Project in Nicaragua

Vancouver, January 20, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF) (“B2Gold” or the “Company”) and Calibre Mining Corp. (TSX.V: CXB) (“Calibre”), are pleased to announce results from the first three diamond drill holes from the Primavera project within the Borosi concession in north east Nicaragua. Assay results from these holes totaling 667.85 metres drilled in December 2011 have confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching (see Calibre press release dated November 28, 2011). The drilling and trenching has thus far only tested approximately 250 metres of strike length within the original gold-copper soil anomaly of over 800 metres in length by 300 metres wide. The mineralization at Primavera is open in all directions. The results received are consistent with “porphyry style” mineralization within volcanic and intrusive rocks located in the golden triangle region of north east Nicaragua.

Drill hole PR-11-001 returned 103 metres of 0.85 grams per tonne (“g/t”) gold and 3240 parts per million (“ppm”) (0.324%) copper starting from the surface. Drill hole PR-11-002 collared from the same platform but oriented 75 degrees from PR-11-001 contained 0.78 g/t gold and 2966 ppm (0.297%) copper over 261.7 metres from 1.5 metres down hole depth. PR-11-002 includes 134.5 metres of 1.01 g/t gold and 3561 ppm (0.356%) copper starting at 74.5 metres. Drill hole PR-11-003 was collared over 200 metres to the SE and intersected 77.35 metres of 0.74 g/t gold and 3114 ppm (0.311%) copper. Mineralization in holes PR-11-002 and PR-11-003 remained open at depth.

All three drill holes intersected continuously mineralized intervals of stockwork and vein mineralization characteristic of other well-known gold-copper porphyry systems. Mineralization is associated with quartz, magnetite, chalcopyrite and bornite bearing stockwork and veining within potassically altered intermediate volcanic and intrusive rocks.

Hole	From (m)	To (m)	Length (m)	Gold-ALS (g/t)	Copper-ALS (ppm)
PR-11-001	0.00	276.80	276.80	0.50	2146
includes	0.00	103.00	103.00	0.85	3240
PR-11-002	1.50	263.20	261.70	0.78	2966
includes	1.50	209.00	207.50	0.89	3378
includes	74.50	209.00	134.50	1.01	3561
PR-11-003	4.00	127.85	123.85	0.65	2752
includes	50.50	127.85	77.35	0.74	3114

Drilling has resumed with the deepening of PR-11-003 which was not completed due to the holiday break. A total of 2000 metres of diamond drilling is planned in the next few months to define the extent of the porphyry system.

Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

The Primavera gold-copper project, part of the Borosi concession option agreement with B2Gold, whereby B2Gold may earn up to a 51% interest in specific concessions within the Borosi area by funding CDN$8.0 million in expenditures by June 2014. Once the earn-in is complete, B2Gold may elect to carry an individual prospect within the concession area through to a Preliminary Feasibility Study for an additional 14% interest in the prospect. To date, B2Gold has funded approximately $4 million on exploration. B2Gold is the operator of the project.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. Samples are placed in sealed bags and shipped directly to Inspectorate Labs in Managua, Nicaragua for sample preparation. A split was sent from Inspectorate to ALS Labs in Vancouver for gold fire assay and ICP multi-element analysis.

Tom Garagan is the Qualified Person as defined under National Instrument 43-101 for B2Gold and Gregory Smith, P.Geo, Vice President, Exploration is the Qualified Person for Calibre.

On Behalf of B2GOLD CORP.	On Behalf of CALIBRE GOLD CORP.

“Tom Garagan”	“Douglas Forster”
Senior Vice President of Exploration	Executive Chairman

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Calibre please visit its web site at www.calibremining.com or contact:

Mark Carruthers
Manager, Investor Relations
604-681-9944

Neither the Toronto Stock Exchange or the TSX Venture Exchange approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.